UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Forlink Software Corporation, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

346331-200
(CUSIP Number)

Yi He
Chief Executive Officer Forlink Software Corporation, Inc.
Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,
Haidian District, Beijing, China, 100081 (0086) 10 6811 8866
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346331-200

1	name of reporting person
i.r.s. Identification no. Of above person (entities only)

Yi He

n/a
2	check the appropriate box if a member of a group
(a) ☐
(b) ☐
3	sec use only
4	source of funds

sc
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

china

number of shares beneficially owned by each reporting person with	7	sole voting power 1,290,001 shares
	8	shared voting power 0 shares

	9	sole dispositive power
1,290,001 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
1,290,001 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

27.7%
14	type of reporting person*

IN

CUSIP No. 346331-200

1	name of reporting person
i.r.s. identification no. of above person (entities only)

Hongkeung Lam

N/a
2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only
4	source of funds

SC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	citizenship or place of organization

China

number of shares beneficially owned by each reporting person with	7	sole voting power 525,000 shares
	8	shared voting power 0 shares

	9	sole dispositive power
525,000 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
525,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

11.3%
14	type of reporting person*

IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2001 (the “Schedule 13D”), by Messrs. Yi He, Hongkeung Lam and Jing Zeng with respect to shares of common stock of Forlink Software Corporation, Inc. Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This Schedule 13D, as amended, relates to shares of the common stock, $0.001 par value (“Common Stock”), of Forlink Software Corporation, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9/F Shenzhou Mansion, No. 31 Zhongguancun Street, Haidian District, Beijing, China, 100081.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D, as amended, is being filed jointly by:

(i)	Yi He; and

(ii)	Hongkeung Lam.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto in Item 7.

(b)          The principal office and place of business for both of the Reporting Persons is 9/F Shenzhou Mansion, No. 31 Zhongguancun Street, Haidian District, Beijing, China, 100081.

(c)           The principal employment of the Reporting Persons is as follows:

Mr. Yi He serves as the Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer and Mr. Hongkeung Lam serves as the Chief Financial Officer of the Issuer and a member of the Board.

(d) – (e)

During the last five (5) years, neither Mr. Yi He nor Mr. Hongkeung Lam have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both Mr. Yi He and Mr. Hongkeung Lam are citizens of the People’s Republic of China.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

On May 20, 2013, the Board approved a “going private” transaction through an amendment to the Issuer’s articles of incorporation to effect a 1-for-30,000 reverse stock split of its Common Stock (the “Reverse Split”) in order to reduce the number of holders of record of its Common Stock to fewer than 300. After the Reverse Split, those holders who, as a result of the Reverse Split, holding solely fractional shares of the Issuer’s Common Stock, in lieu thereof, are expected to receive cash payment equal to $0.26 per one pre-Reverse Split share and consequently such holders will be no longer stockholders of the Company. Immediately after the effectuation of the Reverse Split, the Issuer will also file a Certificate of Change with the Nevada Secretary of State to effectuate a 30,000-for-1 forward split of the Issuer’s then issued and outstanding shares of Common Stock (collectively with the Reverse Split, the “Transaction”). The Transaction was approved by the stockholders holding a majority of the Company’s Common Stock on May 23, 2013.

Upon the completion of the Transaction, the Issuer intends to file a Form 15 with the SEC to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its duty to file periodic reports and other information with the SEC.

The funding for the cash payment for the fractional shares in connection with the Transaction will be provided by the Issuer.

Each Reporting Person is holding his shares of Common Stock for investment purposes.  Neither Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Amendment, other than those set forth above.  Each Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)         As reported in the Issuer’s Amendment No. 1 to the Preliminary Schedule 14C Information Statement filed with the SEC on July 3, 2013, after giving effect to the Transaction including the purchase of fractional shares in connection with the Reverse Split, the Company is expected to have 3,905,484 shares of Common Stock issued and outstanding. The number of shares held by each Reporting Person will remain to be the same after the completion of the Transaction; however, based on an assumed cash-out of approximately 745,689 shares of Common Stock, the percentage ownership of the Common Stock of Mr. He is expected to increase by approximately 5.29% to 33.03% and that of Mr. Lam is expected to increase by approximately 2.16% to 13.44%. The aggregate percentage of shares owned by each Reporting Person set forth herein is based on 3,905,484 shares upon the completion of the Transaction.

(b)         Mr. Yi He has sole power to vote and direct the disposition of 1,290,001 shares of Common Stock and Hongkeung Lamhas sole power to vote and direct the disposition of 525,000 shares of Common Stock.

(c)         The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Amendment.

(d)         Each Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock he owns.

(e)         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended by adding the following:

The information set forth or incorporated in Item 4 and Item 5 of this Amendment is herby incorporated herein by reference.

On July 17, 2013, Yi He and Hongkeung Lam entered into a Joint Filing Agreement in which the they agreed to the joint filing on behalf of each of them of an amendment to Schedule 13D with respect to securities of the Issuer.

Except as described above in this Item 6 or in Item 4 of this Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

1.	Filing Agreement, dated October 25, 2001, regarding Joint Filing of Schedule 13D among Yi He, Hongkeung Lam, and Jing Zeng (previously filed).

2.	Plan of Reorganization, dated January 11, 2001, between the Issuer and Beijing SLAIT Science & Technology Development Limited Co. (previously filed).

3.	Joint Filing Agreement, dated July 17, 2013, by and between Yi He and Hongkeung Lam (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2013

/s/ Yi He
Yi He

Dated: July 17, 2013

/s/ Hongkeung Lam
Hongkeung Lam